Exhibit 21. 1

List of Subsidiaries

Name of Subsidiary	Jurisdiction of Organization
Cohen & Steers Income Opportunities REIT Operating Partnership, L.P.	Delaware
CNS REIT JV, LLC	Delaware
Cohen & Steers REIT Trading, LLC	Delaware